UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 28)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 28 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22, June 23, June 26, June 27, June 30, July 5, July 11, July 14, July 17, July 18, July 19, July 20, July 21, July 24, July 25, July 26, July 28 and July 31, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Item 7 is hereby amended and supplemented by adding the following hereto:
On July 28, 2006, Inco Limited (“Inco”) announced that its offer (the “Offer”) to acquire all of the outstanding common shares of Falconbridge Limited (“Falconbridge”) expired at midnight (Vancouver time) on July 27, 2006 (the “Expiry Time”). At the Expiry Time fewer than 50.01% of the Falconbridge common shares outstanding at the Expiry Time (calculated on a fully diluted basis) had been validly deposited under the Offer and not withdrawn, with the result that the Minimum Tender Condition (as defined in the Offer) under the Offer had not been satisfied. Accordingly, Inco elected not to extend the Offer, did not take up any common shares of Falconbridge under the Offer and instructed CIBC Mellon Trust Company, the depositary under the Offer, to return all Falconbridge common shares tendered to the Offer.
On July 28, Inco also provided notice to Falconbridge that it was terminating the support agreement (as amended, the “Support Agreement”) originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006, June 25, 2006 and July 16, 2006, respectively, in accordance with its terms as a result of the Minimum Tender Condition not having been satisfied and Inco’s decision not to extend the Offer. Accordingly, under the terms of the Support Agreement, an enhanced expense payment of US$150 million was paid by Falconbridge to Inco and, upon the acquisition of Falconbridge common shares by Xstrata Canada Inc. (a wholly-owned subsidiary of Xstrata plc) under its offer to purchase all of the outstanding common shares of Falconbridge, a further US$300 million will become payable by Falconbridge to Inco.
As a result of the expiration of the Offer, the definitive agreement entered into by Inco, Falconbridge and LionOre Mining International Ltd. (“LionOre”) with respect to the divestiture of the Nikkelverk refinery and related assets has been terminated. This agreement was conditioned on the successful completion of the Offer and, as a result of its termination, a fee of US$32.5 million was paid by Inco to LionOre.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish
Executive Vice-President, General Counsel and Secretary

August 1, 2006